

September 12, 2014

<u>Via E-mail</u>
Gary S. Olson
Chief Executive Officer and President
ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania 18360

      Re: **ESSA Bancorp, Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 2013
             Filed December 16, 2013
             Form 10-Q for Fiscal Quarter Ended June 30, 2014
             Filed August 8, 2014
             File No. 001-33384

Dear Mr. Olson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Benjamin Phippen

                        Benjamin Phippen
                        Reviewing Accountant